Amendment #1 to EXHIBIT A
to the
Investment Advisory Contract

Federated Total Return Government Bond Fund
(formerly:  Federated U.S. Government Securities Fund:  5-10 Years)

For all services rendered by Adviser hereunder, the above-named Fund of the Trust shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 0.30 of 1% of the average daily net assets of the Fund.

The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of 0.30 of 1% applied to the daily net assets of the Fund.

The advisory fee so accrued shall be paid to Adviser daily.

Witness the due execution hereof this 1st day of December, 2008.

FEDERATED TOTAL RETURN GOVERNMENT BOND FUND

By:  /s/ J. Christopher Donahue
Name:  J. Christopher Donahue
Title:  President

FEDERATED INVESTMENT MANAGEMENT COMPANY

By:  /s/ John B. Fisher
Name:  John B. Fisher
Title:  President/CEO